UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SEC FILE NUMBER: 333-8072

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [x] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2003

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

PART I
REGISTRANT INFORMATION

Provalis plc
Full name of registrant

Cortecs plc
Former name if applicable

Newtech Square, Deeside Industrial Park
Address of principal executive office (Street and number)

Deeside, Flintshire CH5 2NT, United Kingdom
City, state and zip code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [x]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant's financial statements for the year ended June 30, 2001, which were audited by Arthur Andersen, are being adjusted in order to reflect, on a retroactive basis, the effect of discontinuation of the registrant's Therapeutic R&D business for comparative purposes. The registrant's auditors, KPMG, has advised that, due to Arthur Andersen having ceased operations, the reaudit is not expected to be completed in time for the registrant to finalize its Annual Report on Form 20-F by the mandated filing deadline.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Lee Greenbury +44 (1244) 833402
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Provalis plc
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 30, 2003	By: "/s/ Lee Greenbury" Lee Greenbury Company Secretary